Exhibit (e)(1)

Excerpt from Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013:

Risks Related to Conflicts of Interest

Our Advisor, Property Manager and their officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor, Property Manager and their officers and certain of our key personnel and their respective affiliates are key personnel, advisors, managers and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours, including Strategic Storage Trust II, Inc., a publicly registered non-traded REIT, and Strategic Storage Growth Trust, Inc., a non-traded REIT in the registration process, both of which are sponsored by an affiliate of our Sponsor, and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our stockholders’ investments may suffer.

Our officers and one of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our investment objectives and to generate returns to our stockholders.

Our executive officers and one of our directors are also officers of our Advisor, our Property Manager, and other affiliated entities, including Strategic Storage Trust II, Inc., a publicly registered non-traded REIT, and Strategic Storage Growth Trust, Inc., a non-traded REIT in the registration process, both of which are sponsored by an affiliate of our Sponsor. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our Advisor, (6) compensation to our Advisor, and (7) our relationship with our dealer manager and Property Manager. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our Advisor will face conflicts of interest relating to the purchase of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We may be buying properties at the same time as one or more of the other programs managed by officers and key personnel of our Advisor, including Strategic Storage Trust II, Inc. a publicly registered non-traded REIT, and Strategic Storage Growth Trust, Inc., a non-traded REIT in the registration process, both of which are sponsored by an affiliate of our Sponsor. As of December 31, 2013, our Advisor and its affiliates are actively involved in eight other real estate programs (two of which invest in or own self storage properties) that may compete with us or otherwise have similar business interests. Our Advisor and our Property Manager will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services and other functions between various existing enterprises or future enterprises with which they may be or become involved. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by our Sponsor. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of these other programs will act in our best interests when deciding whether to allocate any particular property to us. Such conflicts that are not resolved in our favor could result in a reduced level of distributions we may be able to pay to our stockholders and a reduction in the value of our stockholders’ investments. If our Advisor or its affiliates breach their legal or other obligations or duties to us, or do not resolve conflicts of interest in the appropriate manner, we may not meet our investment objectives, which could reduce the expected cash available for distribution to our stockholders and the value of our stockholders’ investments.

We may face a conflict of interest if we purchase properties from affiliates of our Advisor.

In the past, we completed two mergers with private real estate investment trusts sponsored by our Sponsor. During 2010 we increased our ownership from 3.05% to 19.75% in Self Storage I DST, a DST sponsored by our Sponsor. We subsequently acquired the remaining interests in Self Storage I DST, such that we owned 100% of the interests as of February 2011. In 2012 we also acquired all of the interests in Madison County Self Storage DST, a DST sponsored by our Sponsor, such that we owned 100% of the interests as of December 28, 2012. During 2013, we also acquired all of the interests in Southwest Colonial, DST (“Colonial DST”), a DST sponsored by our Sponsor, such that we owned 100% of the interests as of November 1, 2013. We may purchase properties from one or more affiliates of our Advisor in the future. A conflict of interest may exist if such acquisition occurs. The business interests of our Advisor and its affiliates may be adverse to, or to the detriment of, our interests. Additionally, the prices we pay to affiliates of our Advisor for our properties may be equal to, or in excess of, the prices paid by them plus the costs incurred by them relating to the acquisition and financing of the properties. These prices will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated in an arm’s-length transaction. Even though we will use an independent third-party appraiser to determine fair market value when acquiring properties from our Advisor and its affiliates, we may pay more for particular properties than we would have in an arm’s-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

Furthermore, because any agreement that we enter into with affiliates of our Advisor will not be negotiated in an arm’s-length transaction, and as a result of the affiliation between our Advisor and its affiliates, our Advisor may be reluctant to enforce the agreements against such entities. Our nominating and corporate governance committee of our board of directors approved all of the transactions discussed above and will approve all future transactions between us and our Advisor and its affiliates.

Our Advisor will face conflicts of interest relating to the incentive distribution structure under our operating partnership agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Pursuant to our operating partnership agreement, our Advisor and its affiliates will be entitled to distributions that are structured in a manner intended to provide incentives to our advisor to perform in our best interests and in the best interests of our stockholders. The amount of such compensation has not been determined as a result of arm’s-length negotiations, and such amounts may be greater than otherwise would be payable to independent third parties. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor’s interests will not be wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor to distributions. In addition, our Advisor’s entitlement to distributions upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

Our operating partnership agreement will require us to pay a performance-based distribution to our Advisor in the event that we terminate our Advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sale proceeds, or in the event of an Extraordinary Transaction, as such term is defined in our operating partnership agreement. To avoid paying this distribution, our board of directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the distribution, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the distribution to our Advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the distribution to the terminated Advisor.

As our board of directors engages in the process of determining which liquidity event, if any, is in the best interests of us and our stockholders, our Advisor may not agree with the decision of our board as to which liquidity event, if any, we should pursue. If there is a substantial difference in the amount of the subordinated distribution our Advisor may receive for each liquidity event, our Advisor may prefer a liquidity event with a higher subordinated distribution. If our board of directors decides to list our shares for trading on an exchange, our board may also decide to merge with our Advisor in anticipation of the listing process. Such merger may result in substantial compensation to our Advisor which may create certain conflicts.

Our Advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our Advisor, which conflicts could result in a disproportionate benefit to other joint venture partners at our expense.

We may enter into joint ventures with other programs sponsored by our Sponsor for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities, related to the joint venture, that exceed the percentage of our investment in the joint venture, and this could reduce the returns on our stockholders’ investments.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (Baker Donelson) acts as legal counsel to us and also represents our Sponsor, Advisor and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the code of professional responsibility of the legal profession, Baker Donelson may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our Advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Baker Donelson may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Excerpt from Note 7, Related Party Transactions, of the Notes to Consolidated Financial Statements for the Year Ended December 31, 2013 contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013:

Note 7. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organization and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Subsequent to the termination of our Offering on September 22, 2013, we have determined that organization and offering costs did not exceed 3.5% of the gross proceeds from the Primary Offering.

Advisory Agreement

We currently do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Subsequent to the termination of our Offering on September 22, 2013, we have determined that organizational and offering costs did not exceed 3.5% of the gross proceeds from the Primary Offering. Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Offering. Subsequent to the termination of our Offering on September 22, 2013, we have determined that these expenses did not exceed 15% of gross proceeds from the Offering. Our Advisor receives acquisition fees equal to 2.5% of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses the Advisor incurs. Our Advisor also receives a monthly asset management fee equal to one-twelfth of 1.0% of the average of the aggregate asset value, as defined, of our assets, excluding those properties acquired through our mergers with REIT I and REIT II and the SS I, DST, Madison DST and Colonial DST acquisitions; provided, however, that if the average of the aggregate asset value, as defined, of our assets exceeds $500 million, the monthly asset management fee shall be reduced to one-twelfth of 0.75% of the average of the aggregate asset value, as defined, of those assets exceeding $500 million unless our modified funds from operations (as defined in the Advisory Agreement), including payment of the fee, is greater than 100% of our distributions in any month (see footnote (2) in the following table for a discussion of the Advisor’s permanent waiver of certain asset management fees). The monthly asset management fees for our properties acquired through our mergers with REIT I and REIT II and the SS I, DST, Madison DST and Colonial DST acquisitions are equal to 2.0% of the gross revenues from the properties and are paid to affiliates of our Sponsor. Under our Advisory Agreement, and our articles of incorporation, as amended, our Advisor may receive disposition fees in an amount equal to the lesser of (i) 3.0% of the contract sale price for each property we sell, or (ii) one-half of the competitive real estate commission, as long as our Advisor provides substantial assistance in connection with the sale. The disposition fees paid to our Advisor are subordinated to the receipt of our stockholders of a 6% cumulative, non-compounded, annual return on such stockholders’ invested capital. The total real estate commissions paid (including disposition fee paid to our Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. Our Advisor may also be entitled to various subordinated fees if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio, as described in the advisory agreement.

The advisors of REIT I and REIT II are entitled to various fees related to their properties if we (1) dispose of a property, (2) liquidate our portfolio, or (3) terminate their advisory agreement for cause.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us (see footnote (1) in the following table for a discussion of the Advisor’s permanent waiver of certain reimbursements for the nine months ended September 30, 2013, the year ended December 31, 2012 and the nine months ended December 31, 2011). Beginning October 1, 2009 (four fiscal quarters after the acquisition of our first real estate asset), our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case, the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. For the 12 months ended December 31, 2013, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

On September 27, 2012, we entered into a Second Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”) with our Advisor. The material terms of the Advisory Agreement were not changed. However, certain provisions were added, the most significant of which was a provision restricting us, during the term of the Amended Advisory Agreement and for a period of two years after the termination of the Amended Advisory Agreement, from soliciting or hiring any employee of, or person performing services on behalf of, our Advisor.

On March 28, 2014, in a series of related transactions, we entered into an amended and restated advisory agreement and an amended and restated limited partnership agreement, and REIT I and REIT II entered into amendments to their respective operating partnership agreements. See Note 12.

Dealer Manager Agreement

During the term of our Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering under the terms of our Dealer Manager Agreement. Our Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allowed all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager was also permitted to re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution related expenses. Our Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses, may not exceed 3% of gross offering proceeds from sales in the Primary Offering. The Dealer Manager Agreement terminated upon the termination of our Offering.

Our dealer manager agreement with our prior dealer manager for our Initial Offering was substantially equivalent to the terms described above.

Affiliated Dealer Manager

Our chief executive officer owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager.

Property Management Agreement

Our Property Manager receives a fee for its services in managing our properties, generally equal to 6% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties under our property management agreement. In the event that our Property Manager assists with the development or redevelopment of a property, we may pay a separate market-based fee for such services. As a condition of the REIT II merger transaction, our Property Manager agreed to waive the monthly property management fees for the REIT II properties until the FFO, as defined in the merger agreement, of those properties reached $0.70 per share (which threshold was met in the three months ended March 31, 2013). During the year ended December 31, 2013, property management fees of approximately $217,000 were recorded relative to the REIT II properties.

On September 27, 2012, our board of directors approved revisions to our property management agreements that will be entered into with respect to properties acquired after that date and will be entered into as our current property management agreements are renewed. These revisions include increasing the term to three years, with automatic three-year extensions; revising the property owner’s obligation to reimburse the Property Manager for certain expenses; the addition of a construction management fee (as defined); the addition of a tenant insurance administrative fee; adding a nonsolicitation provision; and adding a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by Strategic Storage Holdings, LLC.

Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Expensed
Reimbursement of operating expenses (1)	$385,403	$33,476	$330,993
Asset management fees (2)	5,050,668	4,521,867	3,019,429
Property management fees (3) (4)	4,889,019	3,732,149	2,683,492
Acquisition expenses	1,869,974	2,415,200	5,706,838
Additional Paid-in Capital
Selling commissions	7,215,235	7,402,084	5,798,197
Dealer Manager fee	3,092,243	3,172,322	2,484,942
Reimbursement of offering costs	344,055	487,235	555,839

Total	$22,846,597	$21,764,333	$20,579,730

(1)	During the years ended December 31, 2013, 2012, and 2011, our Advisor permanently waived certain reimbursable indirect costs, primarily payroll and related overhead costs, related to administrative and management services, totaling approximately $975,000, $960,000 and $740,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Advisor. Such reimbursable indirect costs were not waived by the Advisor during the three month periods ended December 31, 2013 and March 31, 2011 and totaled approximately $340,000 and $260,000 respectively.
(2)	For the nine months ended September 30, 2013 our Advisor permanently waived asset management fees related to the Stockade Portfolio of approximately $525,000. During the three months ended December 31, 2013 such amounts were not waived and approximately $175,000 of such costs were recorded. During the year ended December 31, 2012, our Advisor permanently waived asset management fees related to the Stockade Portfolio and our Dufferin property totaling approximately $186,000 and $37,000, respectively. Such amounts were waived permanently and accordingly, will not be paid to our Advisor.
(3)	During the years ended December 31, 2013, 2012 and 2011, property management fees include approximately $27,000 $100,000 and $60,000, respectively, of fees paid to the sub-property manager of our Canadian properties. Such sub-property management agreement was terminated effective March 31, 2013 at a cost of approximately $28,000.
(4)	During the year ended December 31, 2013, our Property Manager permanently waived certain costs, reimbursements and fees, including construction management fees, tenant insurance administration fees, accounting administrative fees and expense reimbursements related to certain off-site property management employees. Such amounts totaled approximately $759,000, and were waived permanently and accordingly, will not be paid to our Property Manager.

As of December 31, 2013 and 2012, we had amounts due to affiliates totaling $1,741,518 and $2,282,344, respectively.

Tenant Reinsurance Program

Beginning in 2011, our Chairman of the Board of Directors, Chief Executive Officer and President, through certain entities, began participating in a tenant reinsurance program whereby tenants of our self storage facilities can purchase insurance to cover damage or destruction to their property while stored at our facilities. Such entities have invested in a Cayman Islands company (the “Reinsurance Company”) that will reinsure a portion of the insurance required by the program insurer to cover the risks of loss at participating facilities in the program. The program insurer provides fees (approximately 50% of the tenant premium paid) to us as owner of the facilities. The Reinsurance Company may be required to fund additional capital or entitled to receive distributions of profits depending on actual losses incurred under the program. For the years ended December 31, 2013, 2012 and 2011, we recorded revenue of approximately $1.6 million, $1.3 million and $0.4 million respectively, in connection with this tenant reinsurance program.

Storage Auction Program

During the second quarter of 2013, our Chairman of the Board of Directors, Chief Executive Officer and President, and our Senior Vice President — Property Management and the President of our property manager, purchased minority interests in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions online instead of using live auctions conducted at the self storage facilities. Once the contents of a storage unit are sold at auction, we will pay the Auction Company a service fee based upon the sale price of the unit. Collectively, these officers own 18% of the voting interests in the Auction Company. For the year ended December 31, 2013, we incurred approximately $50,000, respectively, in auction fees with the Auction Company. On January 1, 2014, the Auction Company merged with another similar company. Such officers’ collective ownership in the new combined company was reduced to approximately nine percent.

Excerpt from Note 12, Subsequent Events, of the Notes to Consolidated Financial Statements for the Year Ended December 31, 2013 contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013:

Note 12. Subsequent Events

Entry into Third Amended and Restated Advisory Agreement, Second Amended and Restated Limited Partnership Agreement and Amendments to REIT I Operating Partnership Agreement and REIT II Operating Partnership Agreement

In conjunction with our exploration of the various strategic alternatives available to us, and in order to more closely align the interests of our Advisor with our stockholders and provide more clarity to the marketplace relating to the subordinated distributions available to our Advisor, on March 28, 2014, we entered into a Third Amended and Restated Advisory Agreement with our Advisor and our Operating Partnership and a Second Amended and Restated Limited Partnership Agreement with our Operating Partnership and our Advisor, and two of our wholly-owned subsidiaries entered into amendments to their respective operating partnership agreements.

Third Amended and Restated Advisory Agreement

On March 28, 2014, we entered into a Third Amended and Restated Advisory Agreement with our Advisor and our Operating Partnership, which amends and supersedes the Second Amended and Restated Advisory Agreement. Pursuant to the Third Amended and Restated Advisory Agreement, provisions related to various subordinated fees that would be due to our Advisor upon the occurrence of certain events have been removed from such agreement and are now included in the Second Amended and Restated Limited Partnership Agreement of our Operating Partnership. Additionally, our Operating Partnership is now a party to the Third Amended and Restated Advisory Agreement and has provided customary representations and warranties, and the provisions of the Second Amended and Restated Limited Partnership Agreement are incorporated into the Third Amended and Restated Advisory Agreement.

Operating Partnership Agreements

On March 28, 2014, we entered into a Second Amended and Restated Limited Partnership Agreement with our Operating Partnership and our Advisor, which amends and supersedes the First Amended and Restated Limited Partnership Agreement. In addition, on March 28, 2014, REIT I and USA Self Storage Advisor LLC, the advisor to REIT I, entered into an amendment to the Agreement of Limited Partnership of USA Self Storage Operating Partnership, LP (the “REIT I OP Agreement Amendment”), and REIT II and USA SS REIT II Advisor, LLC, the advisor to REIT II, entered into an amendment to the Agreement of Limited Partnership of USA SS REIT II Operating Partnership, L.P. (the “REIT II OP Agreement Amendment”). REIT I and REIT II are each wholly-owned by our Operating Partnership.

Pursuant to the Second Amended and Restated Limited Partnership Agreement, our Advisor and the advisors to REIT I and REIT II have each been granted a special limited partnership interest in our Operating Partnership and are each a party to the Second Amended and Restated Limited Partnership Agreement. In addition, provisions related to various subordinated fees that would be due to our Advisor upon the occurrence of certain events have been included in such agreement and are payable as distributions pursuant to our Advisor’s special limited partnership interest. After giving effect to the Second Amended and Restated Limited Partnership Agreement, the REIT I OP Agreement Amendment, and the REIT II OP Agreement Amendment, our Advisor and the advisors to REIT I and REIT II may be entitled to receive various subordinated distributions, each of which are outlined further in the Second Amended and Restated Limited Partnership Agreement, the REIT I OP Agreement Amendment, and the REIT II OP Agreement Amendment, if we (1) list our shares of common stock on a national exchange, (2) terminate our advisory agreement, (3) liquidate our portfolio, or (4) enter into an Extraordinary Transaction, as defined in such agreements. In the case of each of the foregoing distributions, our Advisor’s receipt of the distribution is subordinate to return of capital to our stockholders plus at least a 6% cumulative, non-compounded return, and our Advisor’s share of the distribution is 5%, 10%, or 15%, depending on the return level to our stockholders. The receipt of the distribution by the advisors to REIT I and REIT II is subordinate to return of capital to the original REIT I and REIT II stockholders plus at least a 7% cumulative, non-compounded return, and such advisors’ share of the distribution is 15%. In addition, our Advisor may be entitled to a one-time cash distribution in the event that we (1) list our shares of common stock on a national exchange, (2) liquidate our portfolio, or (3) enter into an Extraordinary Transaction resulting in a return to our stockholders in excess of an amount per share that will be determined by our independent directors. Such one-time cash distribution will be paid as part of the complete redemption of our Advisor’s special limited partnership interest in our Operating Partnership and will be up to the aggregate amount of all unreturned and unreimbursed capital invested by our Advisor and its affiliates in us, our Operating Partnership, our Advisor and affiliates, relating in any way to our business or our Operating Partnership’s business or any offering.